

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/049



10015729

BY AIRMAIL

30th April, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

dlw 5/18

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 30th April, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding Connected Transactions in respect of Import Agency Agreements

Date : 28th April, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED TRANSACTIONS IN RESPECT OF IMPORT AGENCY AGREEMENTS

BEIHAI IMPORT AGENCY AGREEMENT

On 28 April 2010, CTICL, an indirect wholly-owned subsidiary of the Company, entered into an import agency agreement with CPPBH for the provision of import agency services relating to the import of fish meal (feed raw materials) by CTICL to CPPBH at the total service fee of RMB 843,150 (approximately HK$963,600).

HAINAN IMPORT AGENCY AGREEMENT

On 28 April 2010, CTICL, an indirect wholly-owned subsidiary of the Company, entered into an import agency agreement with CPPHN for the provision of import agency services relating to the import of fish meal (feed raw materials) by CTICL to CPPHN at the total service fee of RMB 2,268,000 (approximately HK$2,592,000).

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in 75% of the Shares in issue of the Company, and are therefore collectively the controlling shareholders of the Company. As the Chearavanont Shareholders and their associates, on an aggregate basis, are collectively also the controlling shareholders of each of CPPBH and CPPHN, each of CPPBH and CPPHN is an associate of the Chearavanont Shareholders and is therefore a connected person of the Company for the purposes of the Listing Rules.

CTICL had previously on 19 March 2010 entered into the Completed Import Agency Agreements also with CPPBH and CPPHN, respectively. As the total transaction amount of the Completed Import Agency Agreements, as aggregated pursuant to Rule 14A.25 of the Listing Rules, was less than HK$1,000,000, pursuant to Rule 14A.31(2) of the Listing Rules, the Completed Import Agency Agreements, when aggregated, are regarded as de minimis transactions which are exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As each of the applicable percentage ratios in respect of the transactions under the Completed Import Agency Agreements, the Beihai Import Agency Agreement and the Hainan Import Agency Agreement, on an aggregated basis pursuant to Rule 14A.25 of the Listing Rules, is less than 2.5%, pursuant to Rule 14A.32 of the Listing Rules, the Beihai Import Agency Agreement and the Hainan Import Agency, when aggregated, are exempt from the independent shareholders' approval requirement and are only subject to the reporting and announcement requirements under the Listing Rules.

I. BEIHAI IMPORT AGENCY AGREEMENT

(a) Date

28 April 2010

(b) Parties

(i) CTICL
(ii) CPPBH

(c) Services and Service Fee

Provision of import agency services by CTICL to CPPBH, relating to the import of fish meal (feed raw materials) for the total amount of 1,155 tonnes at the service fee of RMB730 per tonne (exclusive of transportation cost), totalling RMB 843,150 (approximately HK$963,600), which was determined by reference to personnel and administrative costs incurred by CTICL to provide the services and arrived at after arm's length negotiation between the parties.

(d) Information on the Group, CTICL and CPPBH

The Group is principally engaged in the operation of feedmills for the production and sale of feed products. Additionally, the Group is also involved in various other relatively smaller businesses, including the production and sale of chlortetracycline products, and through its jointly-controlled entities, in the manufacture and sale of motorcycles, the sale of Caterpillar machinery, and the manufacture and sale of carburetors and automobile accessories.

CTICL is an indirect wholly-owned subsidiary of the Company and it, along with its subsidiaries and jointly-controlled entities, are principally engaged in the production and sales of feed products.

CPPBH is registered and existing under the laws of the PRC and is principally engaged in aquatic feed production and distribution and aquaculture farming.

II. HAINAN IMPORT AGENCY AGREEMENT

(a) Date

28 April 2010

(b) Parties

(i) CTICL
(ii) CPPHN

(c) Services and Service Fee

Provision of import agency services by CTICL to CPPHN, relating to the import of fish meal (feed raw materials) for the total amount of 2,520 tonnes at the service fee of RMB900 per tonne (inclusive of transportation cost), totalling RMB 2,268,000 (approximately HK$2,592,000), which was determined by reference to personnel and administrative costs incurred by CTICL to provide the services and arrived at after arm's length negotiation between the parties.

(d) Information on CPPHN

CPPHN is registered and existing under the laws of the PRC and is principally engaged in aquatic feed production and distribution and aquaculture farming in the PRC.

Reasons for the Connected Transactions in respect of the Import Agency Agreements

CTICL is registered and existing under the laws of the PRC as an investment company and is principally engaged in trading and investment and along with its subsidiaries and jointly-controlled entities, are principally engaged in the production and sales of feed products. CTICL holds an import licence for the import of fish meals into the PRC. By entering the Beihai Import Agency Agreement and the Hainan Import Agency Agreement, the Group would be able to earn additional income using existing resources. It is expected that similar agency transactions will not occur on a continuous basis.

In view of the above, the Directors (including the independent non-executive Directors) consider that the terms of the Beihai Import Agency Agreement and the Hainan Import Agency Agreement are on normal commercial terms, in the ordinary course of business, in the interests of the Company and the Shareholders as a whole and are fair and reasonable.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in 75% of the Shares in issue of the Company, and are therefore collectively the controlling shareholders of the Company.

As the Chearavanont Shareholders and their associates, on an aggregate basis, are collectively also the controlling shareholders of each of CPPBH and CPPHN, each of CPPBH and CPPHN is an associate of the Chearavanont Shareholders and is therefore a connected person of the Company for the purposes of the Listing Rules.

CTICL had previously on 19 March 2010 entered into the Completed Import Agency Agreements also with CPPBH and CPPHN, respectively. As the total transaction amount of the Completed Import Agency Agreements, as aggregated pursuant to Rule 14A.25 of the Listing Rules, was less than HK$1,000,000, pursuant to Rule 14A.31(2) of the Listing Rules, the Completed Import Agency Agreements, when aggregated, are regarded as de minimis transactions which are exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As each of the applicable percentage ratios in respect of the transactions under the Completed Import Agency Agreements, the Beihai Import Agency Agreement and the Hainan Import Agency Agreement pursuant to Rule 14A.25 of the Listing Rules, is less than 2.5%, pursuant to Rule 14A.32 of the Listing Rules, the Beihai Import Agency Agreement and the Hainan Import Agency, when aggregated, are exempt from the independent shareholders' approval requirement and are only subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate(s)"	has the meaning ascribed to this term in the Listing Rules
"Beihai Import Agency Agreement"	the agreement entered into between CTICL and CPPBH dated 28 April 2010 for the provision of import agency services by CTICL to CPPBH relating to the import of fish meal (feed raw materials)
"Board"	the board of Directors
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in 75% of the issued share capital of the Company

"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"Completed Beihai Import Agency Agreements"	two agreements entered into between CTICL and CPPBH both dated 19 March 2010 for the provision of import agency services by CTICL to CPPBH relating to the import of fish meal (feed raw materials) for the amount of 200 tonnes and 500 tonnes, respectively, at the service fee of RMB500 per tonne, as aggregated, totalling RMB350,000 (approximately HK$400,000)
"Completed Hainan Import Agency Agreement"	the agreement entered into between CTICL and CPPHN dated 19 March 2010 for the provision of import agency services by CTICL to CPPHN relating to the import of fish meal (feed raw materials) for the amount of 800 tonnes at the service fee of RMB500 per tonne, totalling RMB400,000 (approximately HK$457,000)
"Completed Import Agency Agreements"	collectively, the Completed Hainan Import Agency Agreement and the Completed Beihai Import Agency Agreements
"controlling shareholder(s)"	has the meaning ascribed to the term in the Listing Rules
"CPPBH"	卜蜂（北海）水產飼料有限公司(C.P. Aquaculture (Beihai) Co., Ltd.*), a company registered and existing under the laws of the PRC
"CPPHN"	卜蜂水產飼料（海南）有限公司(C.P. Aquaculture (Hainan) Co., Ltd.*), a company registered and existing under the laws of the PRC
"CTICL"	正大（中國）投資有限公司(Chia Tai (China) Investment Co., Ltd.*), a company registered and existing under the laws of the PRC
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries

"Hainan Import Agency Agreement"	the agreement entered into between CTICL and CPPHN dated 28 April 2010 for the provision of import agency services by CTICL to CPPHN relating to the import of fish meal (feed raw materials)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"tonnes"	metric tonnes

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 28 April 2010

Note: For the purpose of this announcement, the following exchange rates have in general been used for the conversion of RMB into HK$ for indication only:

HK$1.00 = RMB0.875

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

* *For identification purpose only*



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/050

BY AIRMAIL

3rd May, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd May, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Monthly Return of Equity Issuer on Movements in Securities for the month ended 30th April, 2010
Date : 3rd May, 2010
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/04/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: C.P. Pokphand Co. Ltd.

Date Submitted: 03/05/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 00043 Description : Ordinary Shares

	No. of ordinary shares	Par value *(US$)*	Authorised share capital *(US$)*
Balance at close of preceding month	30,000,000,000	0.01	300,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	30,000,000,000	0.01	300,000,000

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description : Convertible Preference Shares

	No. of preference shares	Par value *(US$)*	Authorised share capital *(US$)*
Balance at close of preceding month	20,000,000,000	0.01	200,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	20,000,000,000	0.01	200,000,000

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(US$)* : 500,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	5,614,489,364	N/A	6,620,863,542	N/A
Increase/ (decrease) during the month	NIL	N/A	281,588,411	N/A
Balance at close of the month	5,614,489,364	N/A	6,902,451,953	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme (26/11/2002) Ordinary shares *(Note 1)*	NIL	NIL	NIL	NIL	NIL	647,544,234
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	NIL	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): NIL

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry – dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) N/A

(Preference shares) N/A

(Other class) N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)	N/A	
				(Preference shares)	N/A	
				(Other class)	N/A	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	N/A	
(Preference shares)	N/A	
(Other class)	N/A	

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
4. Bonus issue		______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
8. Consideration issue	At price : HKD 0.3255	Class of shares issuable *(Note 1)*	Convertible Preference Shares		281,588,411 (no. of ordinary shares which may be issued upon conversion of the convertible preference shares)
		Issue and allotment date : (dd/mm/yyyy)	(14 /4/2010)		
		EGM approval date: (dd/mm/yyyy)	(25/1/2010)	281,588,411	

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
10. Other (Please specify)	At price : State currency ———	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)		
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	281,588,411	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		281,588,411
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Chan Pui Shan, Bessie

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*